Koor Industries Ltd.
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                                                    Office Of Legal Counsel
                                                          21 Ha'arba'ah st.
                                                             Tel-Aviv 64739
                                                                     Israel
                                                         Tel.:972-3-6238420
                                                          Fax:972-3-6238425

                                                           26 November 2001



The Securities Authority        The Tel Aviv                  The Registrar
22 Kanfei Nesharim St.           Stock Exchange                of Companies
Jerusalem 95464                 54 Ahad Ha'am St.             97 Yafo St.
                                Tel Aviv 65202                Jerusalem 91007

Fax: 02-6513940                 Fax: 03-5105379
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Dear Sirs,


Re:   Immediate Report (NO. 17/2001) - Amendment
      Koor Industries Ltd. (Company No. 52-001414-3)
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Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

Following Immediate Report (No. 16/2001) dated 18 November 2001, the Company wishes to clarify that the Board of Directors' decision, the subject matter of the abovementioned immediate report, involved only the Company's employees (including Danny Biran, Yuval Yanai, Yiftach Atir and others) that are not an interested parties.


                                         Yours Sincerely,


                                         Shlomo Heller, Adv.
                                         Legal Counsel